Re: Brookfield DTLA Fund Office Trust Investor Inc.  9/10/17

Hello, Mr. Duchovny,

We intend to file our definitive soliciting material on Monday. As a result of your comment letter, we made several changes. In addition,

     .	We filed the press release as Form DFAN14A since it was publicly issued before we filed it on EDGAR

     .	With respect to comment 3, we are relying on the attached section of Company's Articles Supplementary regarding the right of preferred shareholders to request a special meeting. As you can see, it does not address any deadline or the manner of counting request authorizations. As a practical matter, Broadridge, we believe the agent for custodians of almost all of the shares held in street name, will provide us with the responses it obtains from beneficial holders of the preferred stock to our solicitation on a daily basis. If and when we have received authorizations from holders of 10% of the preferred stock, we will deliver a formal request to call a special meeting to the issuer.

     .	With respect to comment 4, we are only soliciting holders of preferred stock and we do not believe they are required to file or update ownership reports. At least, we have seen none on EDGAR.

Please contact me if you have any questions.

Phillip Goldstein
Bulldog Investors
(914) 747-5262
Cell (914) 260-8248